UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    Under the Securities Exchange Act of 1934
                             (Amendment No. __)*

                               Trizec Canada Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                            Subordinate Voting Shares
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    896874104
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 April 29, 2005
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)


--------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


                               Page 1 of 7 Pages

CUSIP No. 896874104                    13G


      1)  Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (entities only)
          P.M. Capital Inc.
--------- ---------------------------------------------------------------------
      2) Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [ ]
          (b) [ ]
--------- ---------------------------------------------------------------------
      3)  SEC Use Only
--------- ---------------------------------------------------------------------
      4)  Citizenship or Place of Organization
          Ontario, Canada
-------------------- ------ ---------------------------------------------------
                       (5)  Sole Voting Power
                            0
 Number of           ------ ---------------------------------------------------
  Shares               (6)  Shared Voting Power
Beneficially                See Note 1
 Owned by            ------ ---------------------------------------------------
   Each                (7)  Sole Dispositive Power
 Reporting                  0
Person With:         ------ ---------------------------------------------------
                       (8)  Shared Dispositive Power
                            9,494,718  See Note 2
--------- ---------------------------------------------------------------------
      9) Aggregate Amount Beneficially Owned by Each Reporting Person 9,494,718 See Note 2
--------- ---------------------------------------------------------------------
     10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
          [ ]
--------- ---------------------------------------------------------------------
     11)  Percent of Class Represented by Amount in Row (9)
          15.9% See Note 2
--------- ---------------------------------------------------------------------
     12)  Type of Reporting Person (See Instructions)
          CO
--------- ---------------------------------------------------------------------

Note 1. P.M. Capital Inc. ("PM Capital") has shared voting power with respect to 7,522,283 Multiple Voting Shares and 1,972,435 Subordinate Voting Shares of Trizec Canada Inc. (the "Issuer"). Each Multiple Voting Share carries 50 votes per share and each Subordinate Voting Share carries one vote per share.

Note 2. Includes the 7,522,283 Subordinate Voting Shares that would be issued to PM Capital upon the conversion of its 7,522,283 Multiple Voting Shares. Multiple Voting Shares are convertible into Subordinate Voting Shares, at the option of the holder and automatically upon the occurrence of certain transfers, at a conversion ratio of one Subordinate Voting Share for each Multiple Voting Share converted.

                               Page 2 of 7 Pages

CUSIP No. 896874104                    13G


      1)  Names of Reporting Persons
          I.R.S. Identification Nos. of Above Persons (entities only)
          Peter Munk
--------- ---------------------------------------------------------------------
      2) Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [ ]
          (b) [ ]
--------- ---------------------------------------------------------------------
      3)  SEC Use Only
--------- ---------------------------------------------------------------------
      4)  Citizenship or Place of Organization
          Canada
-------------------- ------ ---------------------------------------------------
                       (5)  Sole Voting Power
                            550,000  See Note 1
   Number of         ------ ---------------------------------------------------
    Shares             (6)  Shared Voting Power
  Beneficially              See Note 2
   Owned by          ------ ---------------------------------------------------
     Each              (7)  Sole Dispositive Power
   Reporting                550,000  See Note 1
  Person With:       ------ ---------------------------------------------------
                       (8)  Shared Dispositive Power
                            9,494,718  See Note 3
--------- ---------------------------------------------------------------------
      9) Aggregate Amount Beneficially Owned by Each Reporting Person 10,044,718 See Note 4
--------- ---------------------------------------------------------------------
     10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
          [ ]
--------- ---------------------------------------------------------------------
     11)  Percent of Class Represented by Amount in Row (9)
          16.6%  See Note 4
--------- ---------------------------------------------------------------------
     12)  Type of Reporting Person (See Instructions)
          IN
--------- ---------------------------------------------------------------------

Note 1. Includes 550,000 Subordinate Voting Shares for which 550,000 stock options may be exercised by Mr. Munk within 60 days from the date of this
Schedule 13G.

Note 2. Mr. Munk has shared voting power with respect to 7,522,283 Multiple Voting Shares and 1,972,435 Subordinate Voting Shares of the Issuer. Each Multiple Voting Share carries 50 votes per share and each Subordinate Voting Share carries one vote per share.

Note 3. Includes the 7,522,283 Subordinate Voting Shares that would be issued upon the conversion of 7,522,283 Multiple Voting Shares as to which Mr. Munk shares dispositive power. Multiple Voting Shares are convertible into Subordinate Voting Shares, at the option of the holder and automatically upon the occurrence of certain transfers, at a conversion ratio of one Subordinate Voting Share for each Multiple Voting Share converted.

Note 4. Includes (i) 1,972,435 Subordinate Voting Shares, (ii) 550,000 Subordinate Voting Shares for which 550,000 stock options may be exercised by Mr. Munk within 60 days from the date of this Schedule 13G and (iii) 7,522,283 Subordinate Voting Shares that would be issued upon conversion of 7,522,283 Multiple Voting Shares. See Note 3.

                               Page 3 of 7 Pages

CUSIP No. 896874104                    13G


Item 1 (a)       Name of Issuer:

                 Trizec Canada Inc.

Item 1 (b)       Address of Issuer's Principal Executive Offices:

                 BCE Place, 181 Bay Street
                 Suite 3820, Box 800
                 Toronto, Ontario, M5J 2T3
                 Canada

Item 2 (a)       Name of Person Filing:

                 See Item 2(c)

Item 2 (b)       Address of Principal Business Office or, if none, Residence:

                 See Item 2(c)

Item 2 (c)       Citizenship:

                 P.M. Capital Inc.
                 c/o Clover Administration Inc.
                 120 Adelaide Street West, Suite 2150
                 Toronto, Ontario  M5H 1T1
                 Citizenship/Place of Organization:  Ontario, Canada

                 Peter Munk
                 c/o Clover Administration Inc.
                 120 Adelaide Street West, Suite 2150
                 Toronto, Ontario  M5H 1T1
                 Citizenship:  Canada

Item 2 (d)       Title of Class of Securities:

                 Subordinate Voting Shares

Item 2 (e)       CUSIP Number:

                 896874104

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

                 (a) [ ] Broker or dealer registered under Section 15 of the
                         Act (15 U.S.C. 78o).

                 (b) [ ] Bank as defined in Section 3(a)(6) of the Act
                         (15 U.S.C. 78c).

                 (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

                 (d) [ ] Investment company registered under Section 8 of
                         the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                 (e) [ ] An investment adviser in accordance with Section
                         240.13d-1(b)(1) (ii)(E);

                 (f) [ ] An employee benefit plan or endowment fund in
                         accordance with Section 240.13d-1(b)(1)(ii)(F);

                 (g) [ ] A parent holding company or control person, in
                         accordance with Section 240.13d-1(b)(ii)(G);

                 (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                 (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                 (j) [ ] Group, in accordance with Section
                         240.13d-1(b)(1)(ii)(J).

                               Page 4 of 7 Pages

CUSIP No. 896874104                    13G

Item 4. Ownership.

                 (a)      Amount beneficially owned:

                          PM Capital beneficially owns 7,522,283 Multiple Voting Shares and 1,972,435 Subordinate Voting Shares of the Issuer.

                          Mr. Munk directly and through his ownership of 100% of the issued and outstanding share capital of PM Capital, beneficially owns or exercises control over 7,522,283 Multiple Voting Shares and 2,522,435 Subordinate Voting Shares of the Issuer (which include 550,000 Subordinate Voting Shares for which 550,000 stock options may be exercised by Mr. Munk within 60 days from the date of this Schedule 13G).

                          The Multiple Voting Shares are convertible into Subordinate Voting Shares, at the option of the holder and automatically upon the occurrence of certain transfers, at a conversion ratio of one Subordinate Voting Share for each Multiple Voting Share converted.

                 (b)      Percent of Class:

                          PM Capital beneficially owns 15.9% of the Subordinate Voting Shares. This includes (i) 1,972,435 Subordinate Voting Shares and (ii) 7,522,283 Subordinate Voting Shares that would be issued upon the conversion by PM Capital of the 7,522,283 Multiple Voting Shares that it beneficially owns. See Item 4(a). The 7,522,283 Multiple Voting Shares beneficially owned by PM Capital represent 100% of all issued and outstanding Multiple Voting Shares of the Issuer. The 1,972,435 Subordinate Voting Shares beneficially owned by PM Capital represent 3.8% of all issued and outstanding Subordinate Voting Shares of the Issuer.

                          Mr. Munk beneficially owns, directly or indirectly through his ownership of 100% of the issued and outstanding share capital of PM Capital, 16.6% of the Subordinate Voting Shares. This includes (i) 1,972,435 Subordinate Voting Shares, (ii) 7,522,283 Subordinate Voting Shares that would be issued upon the conversion by PM Capital of the 7,522,283 Multiple Voting Shares and (iii) 550,000 Subordinate Voting Shares for which 550,000 stock options may be exercised by Mr. Munk by within 60 days from the date of this Schedule 13G.

                 (c)      Number of shares as to which such person has:

                          (i)   Sole power to vote or to direct the vote:

                                PM Capital does not have the sole power to vote or to direct the vote of any Subordinate Voting Shares or Multiple Voting Shares.

                                Peter Munk has the sole power to vote or to direct the vote of the 550,000 Subordinate Voting Shares for which 550,000 stock options may be exercised by Mr. Munk by within 60 days from the date of this Schedule 13G.

                          (ii)  Shared power to vote or direct the vote:

                                PM Capital has the shared power to vote or to direct the vote of 7,522,283 Multiple Voting Shares and 1,972,435 Subordinate Voting Shares of the Issuer. Each Multiple Voting Share carries 50 votes per share and each Subordinate Voting Share carries one vote per share. In the aggregate, PM Capital has shared voting power with respect to approximately 88.2% of the votes attached to all voting shares of the Issuer. Pursuant to a trust agreement dated April 23, 2002 between PM Capital, Peter Munk, the Issuer and CIBC Mellon Trust Company, as trustee, each of PM Capital and Mr. Munk has agreed not to vote more than that number of Multiple Voting Shares carrying votes, in the aggregate, that represent a simple majority of all votes entitled to be cast on the matter by all holders of the Issuer in the aggregate.

                                Peter Munk, through his ownership of 100% of the issued and outstanding share capital of PM Capital, has the shared power to vote or to direct the vote of the 7,522,283 Multiple Voting Shares and 1,972,435 Subordinate Voting Shares of the Issuer that are directly held by PM Capital.

                                Page 5 of 7 Pages

CUSIP No. 896874104                    13G


                          (iii) Sole power to dispose or to direct the
                                disposition of:

                                PM Capital does not have the sole power to dispose of or to direct the disposition of any Subordinate Voting Shares or Multiple Voting Shares.

                                Peter Munk has the sole power to dispose of or to direct the disposition of the 550,000 Subordinate Voting Shares for which 550,000 stock options may be exercised by Mr. Munk within 60 days from the date of this Schedule 13G.

                          (iv) Shared power to dispose or to direct the disposition of:

                                PM Capital has the shared power to dispose or to direct the disposition of 7,522,283 Multiple Voting Shares and 1,972,435 Subordinate Voting Shares of the Issuer. The Multiple Voting Shares are convertible into Subordinate Voting Shares, at the option of the holder and automatically upon the occurrence of certain transfers, at a conversion ratio of one Subordinate Voting Share for each Multiple Voting Share converted.

                                Peter Munk, through his ownership of 100% of the issued and outstanding share capital of PM Capital, has the shared power to dispose or to direct the disposition of the 7,522,283 Multiple Voting Shares and 1,972,435 Subordinate Voting Shares of the Issuer that are directly held by PM Capital.

Item 5.          Ownership of Five Percent or Less of a Class.

                 If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.          Ownership of More than Five Percent on Behalf of Another
                 Person.

                 N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                 N/A

Item 8.          Identification and Classification of Members of the Group.

                 See Exhibit 1 hereto.

Item 9.          Notice of Dissolution of Group.

                 N/A

Item 10.         Certification.

                 N/A

                               Page 6 of 7 Pages

CUSIP No. 896874104                    13G


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 14, 2006
                              -------------------------------------------------
                                                     Date

                              P.M. CAPITAL INC.

                              By:              /s/  Peter Munk
                              -------------------------------------------------
                                                  Signature

                                            Peter Munk / President
                              -------------------------------------------------
                                                  Name/Title

                                              February 14, 2006
                              -------------------------------------------------
                                                     Date

                                                /s/ Peter Munk
                              -------------------------------------------------
                                                  Signature

                                                  Peter Munk
                              -------------------------------------------------
                                                  Name/Title

                               Page 7 of 7 Pages

                                INDEX OF EXHIBITS

Exhibit Number                      Description

1. Joint Filing Agreement by and between Peter Munk and P.M. Capital Inc. dated as of February 14, 2006